Exhibit 99.1

SCAILEX CORPORATION LTD.
(“Scailex” or “the Company”)

48 Ben Tsiyon Galis Street, Petach Tikva 49277 Israel
Telephone: + 972-3-9057730 — Fax: + 972-3-9300424

October 12, 2008

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ehad Ha'am Street
Jerusalem 95464 Israel	Tel-Aviv 65202 Israel
(via Magna)	(via Magna)

Dear Mr./Ms.,

Re: Immediate Report of the Approval of Actions pursuant to section 255 of the Companies Act, 5759 – 1999

[Regulation 37(a)(1) of the Securities Regulations (Immediate and Periodic Reports), 5730 – 1970]

On October 7, 2008, the Company Board of Directors approved the granting of a one-time bonus to the Company C.E.O., Mr. Yahel Shachar, and to the Company C.F.O., Mr. Shachar Rachim (hereinafter jointly: “the Senior Officeholders”) by Israel Petrochemical Enterprises Ltd., the controlling shareholder of the Company until June 30, 2008 (“the Previous Controlling Shareholders”), in respect of the Senior Officeholders’ performance in the Company during the period when the Previous Controlling Shareholders held the control over the Company. The bonus is at the sum of ILS 210,000 to the C.E.O. and ILS 90,000 to the C.F.O. of the Company, for a total of ILS 300,000 (“the Bonus”). In light of the approval of the action, the Bonus is expected to be granted in the near future.

The granting of the bonus was submitted for the approval of the Company Board of Directors at the request of the Senior Officeholders, and was examined by the Board of Directors in conformance with section 254(a) of the Companies Act, 5759 – 1999 (“the Companies Act”).

The Board of Directors approved the action as an immaterial action pursuant to sections 255 and 271 of the Companies Act, after finding that the Senior Officeholders had disclosed the nature of their personal interest in the action, had acted with bona fides and that the action had no adverse affect on the Company, this, for the following reasons:

a.	The Senior Officeholders of the Company had acted with bona fides and had issued full disclosure to the Company of their personal interest in the approval of the action, and had delivered the relevant information to the Company that was required by the Company Board of Directors in order to reach a decision regarding approval of the action.

b.	The accountant had presented data to the Company pursuant whereto the granting of the Bonuses to the Senior Officeholders by the Previous Controlling Shareholders shall not affect the Company’s equity and shall cause a negligible reduction of the Company’s surpluses. Since the payment of the Bonuses is not being drawn from the Company’s funds, the granting of the Bonus shall not have a material adverse affect on the Company.

Sincerely, Scailex Corporation Ltd.